FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2004

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of the
                                                 Finance & Accounting Division

August 9, 2004


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         Ricoh and Hitachi signed Agreement on Ricoh's acquisition of
                     Hitachi Printing Solutions, Ltd.


Tokyo, August 9, 2004 --- Ricoh Co., Ltd. (TSE:7752 / 'Ricoh') and Hitachi, Ltd. (NYSE:HIT / TSE:6501 / 'Hitachi') today announced that the two companies have signed an agreement to the effect that Hitachi will transfer all its shares of Hitachi Printing Solutions, Ltd. ('Hitachi PRS'), a 100% owned subsidiary, to Ricoh. Both companies had agreed on a basic agreement on March 31, 2004. Details are as follows:

Main contents of the agreement ;

1. Ricoh will acquire 100 % shares of Hitachi PRS.

2. After the transfer of shares, the contractual relationship between Hitachi and Hitachi PRS will basically remain unchanged.

3. After the transfer of shares, the president of Hitachi PRS will be Mr. Toshiaki Katayama.

In accordance with this agreement, Ricoh will acquire Hitachi PRS, thus enhance and expand printer business, which is an important pillar of its growth strategy. The participation of Hitachi PRS in the Ricoh group will reinforce Ricoh product lines for the office color printer, mission-critical systems and POD, or print-on-demand, markets. Through these initiatives, Ricoh will optimize "Total Document Volume" as the strategic objective of its imaging solutions business. Also, by adding the IT sales channels of Hitachi PRS to its conventional PPC/MFP sales channel, Ricoh can expect the synergy effect to expand printer business.

Hitachi, for its part, is making every possible effort to ensure that all its businesses win in the global marketplace in accordance with its mid-term business plan: "i.e.HITACHI Plan II." This agreement was made within the context of this plan. Hitachi sees printers as important products for its information and communication systems business and intends to provide its customers with even higher valued-added solutions, maintaining all the while a strong business partnership with Ricoh.

After the transfer of shares, new name of the company will be "Ricoh Printing Systems, Ltd.".

1. Corporate profile of Hitachi PRS

(1)Name                      Hitachi Printing Solutions, Ltd.
                             (Will be changed to Ricoh Printing Systems in October 2004)

(2)President                 Toshiaki Katayama
                             President and Chief Executive Officer

(3)Address                   15-1, Konan 2-chome, Minato-ku, Tokyo, Japan

(4)Date of incorporation     October, 2002

(5)Business content          Printers and related equipment, software
                             development, product development, design, production and marketing

(6)Fiscal year-end           March 31

(7)Number of employees       820 (Group 2,200) as of March, 2004

(8)Capital stock             5,000 million yen (Number of shares held 100,000)

(9)Net sales                 About 60,000 million yen (fiscal year ended in
                             March 2004)

2. Changes in share holding ratios
   Current                            Ricoh   0%         Hitachi 100%
   After the transfer (plan)          Ricoh 100%         Hitachi   0%

3. Schedule
   Scheduled transfer of shares: October 2004

4. Influence on Ricoh and Hitachi consolidated financial figures
   Ricoh will announce it at the time when the forecast for the latter half of fiscal 2004, ended on March 31, 2005, is released.
   Influence to Hitachi is rather limited.

About Ricoh
A pioneer in digital office equipment, Ricoh offers a broad range of office solutions with world class support and services, including MFPs, printers, fax machines, CD-R and DVD+ReWritable drives and media. With 381 consolidated subsidiaries worldwide, employing approximately 73,200 people, the Ricoh Group posted consolidated total sales of 1,780.2 billion yen for the fiscal year ended March 31, 2004.

About Hitachi Ltd.
Hitachi, Ltd. (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 326,000 employees worldwide. Fiscal 2003 (ended March 31, 2004) consolidated sales totaled 8,632.4 billion yen ($81.4 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com.


Contact:

Ricoh Company, Ltd.                       Hitachi, Ltd.
Takanobu Matsunami(Japan)                 Yasuo Hirano
+81-3-5411-4511                           +81-3-3258-2056(Japan)
koho@ricoh.co.jp                          yasuo_hirano@hdq.hitachi.co.jp

                                          Hitachi America, Ltd.
                                          Matt Takahashi, 650-244-7902 (U.S.)
                                          masahiro.takahashi@hal.hitachi.com

                                          Hitachi (China) Investment, Ltd.
                                          Yuji Hoshino, +86-10-6590-8141 (China)
                                          y_hoshino@hitachi.com.cn

                                          Hitachi Europe Ltd.
                                          Kantaro Tanii, +44-1628-585379 (U.K.)
                                          kantaro.tanii@hitachi-eu.com